UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42370

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

(650) 340-1888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On December 13, 2024, Mega Matrix Inc. (“Company”) convened its 2024 Annual General Meeting of Shareholders (“Annual Meeting”). At the Annual Meeting, there was an insufficient number of Company’s Class A ordinary shares present, in person or by proxy, to constitute a quorum. As a result, pursuant to Company’s current effective articles of association, the Annual Meeting is adjourned until December 20, 2024, at 10 a.m. PT. At that time, the Annual Meeting will be reconvened virtually at https://www.cstproxy.com/megamatrix/am2024. The record date for the determination of shareholders of the Company entitled to vote at the adjourned Annual Meeting remains the close of business on November 1, 2024.

Shareholders who have already voted do not need to recast their votes unless they wish to change their vote. Proxies previously submitted in respect of the Annual Meeting will be voted at the adjourned Annual Meeting unless properly revoked, and shareholders who have previously submitted a proxy or otherwise voted need not take any action. During the period of adjournment, the Company will continue to solicit votes from its shareholders with respect to the proposals set forth in the proxy statement/prospectus. No changes have been made in the proposals to be voted on by shareholders at the Annual Meeting. Company encourages all shareholders as of the record date on November 1, 2024 who have not yet voted to do so promptly.

The proxy statement/prospectus and any other materials filed with the SEC can be obtained free of charge at the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

Date: December 13, 2024	By:	/s/ Yucheng Hu
		Name:	Yucheng Hu
		Title:	Chairman

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